Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

American Realty Capital Healthcare Trust III, Inc.

We consent to the incorporation by reference in the registration statement (No. 333-209117) on Form S-3 of American Realty Capital Healthcare Trust III, Inc. of our report dated March 9, 2017, with respect to the consolidated balance sheets of American Realty Capital Healthcare Trust III, Inc. and subsidiaries as of December 31, 2016 and 2015, the related consolidated statements of operations and comprehensive income (loss), changes in equity (deficit), and cash flows for the years ended December 31, 2016 and 2015 and for the period from April 24, 2014 (date of inception) to December 31, 2014 and the related 2016 financial statement schedule III, which report appears in the December 31, 2016 annual report on Form 10-K of American Realty Capital Healthcare Trust III, Inc. and subsidiaries.

/s/KPMG LLP

Chicago, Illinois

March 9, 2017